Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 27, 2018

Re:	Building Bits Properties I, LLC

Offering Statement on Form 1-A

Filed May 11, 2018

File No. 024-10839

Dear Ms. McManus:

Thank you for your comments of June 7, 2018 regarding the Offering Statement of Building Bits Properties I, LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Part II – Offering Circular

General

1. Please confirm your understanding that “testing the waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your website to include the information required by Securities Act Rule 255(b)(4).

The Company understands that the testing the waters rules provided by Rule 255 of Regulation A allow for pre-qualification communications on the condition that those communications include the required legend and (when online) a link to the most recent preliminary offering circular once available. The Building Bits Platform has been updated to include the link, which was inadvertently left off during the course of publishing changes to the site.

2. Please provide your non-public correspondence with staff regarding your initial draft offering statement and all draft amendments as exhibits to your offering statement. Refer to Item 17(15) of Form 1-A and Rule 252(d) for guidance. Please note that we will not act on a request for qualification of this offering statement less than 21 calendar days after the public filing on EDGAR of the initial draft offering statement, all draft amendments, and related correspondence.

The Company understands this requirement, and has included the non-public correspondence as exhibits 15.4, 15.5, and 15.6 to its offering statement.

3. The Building Bits Platform includes an article highlighting a “proprietary property ranking system” that will help investors evaluate properties. Since you are offering interests in a limited liability company that will own properties, please explain to us whether Building Bits Holdings, LLC intends to register as an investment adviser, and if not, why not.

The Company understands that it may not represent that it has ranked or evaluated investment opportunities for investors. Instead of being a “ranking”, the intent of its scoring system is to summarize specific, objective factors it itself evaluated when determining which properties to select and has renamed it the BuildingBits Rating. The Company will make available the underlying data for those scores and inform investors that those scores should not be considered investment advice. Further, the Company has decided to include that data into its offering circular for consistency.

Additionally, the content included on the Building Bits Platform is created by the Company. Neither the Company nor Building Bits Holdings, LLC intend to register as an investment adviser. Section 202(a)(11) of the Investment Advisers Act defines an investment adviser as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice to other or issuing reports or analysis regarding securities. Here, neither the Company is providing the rating to investors to generate transparency regarding its selection of properties. This information does not constitute the advisability of investing in any specific class of Bits.

4. The Building Bits Platform indicates that investors may “purchase a share of a particular building, called a Bit.” The website also states that after the property is closed “Bit Holders become owners of the property.” This description differs from that in the offering circular, which explains that a Bit is a distinct class of limited liability interests in the issuer corresponding to a specific property held in a property subsidiary. Please ensure your description of the security being offered on the Building Bits Platform is consistent with that in the offering circular.

The Company is aware of the inconsistent language that was included on the BuildingBits Platform and has corrected the descriptions to make them consistent with the offering circular.

Cover Page

5. We note your response to comment 1 that you will pay offering expenses out of the proceeds of the offering. Please include footnote disclosure to the tables on the cover page to state the amount of the expenses of the offering to be borne by you. Refer to Instruction 6 to Item 1(e) of Part II of Form 1-A.

The cover page tables have been amended to include offering expense information. The offering expenses include transaction-based fees, such as escrow and transfer agent expenses, as well as reimbursement of the Manager.

6. You state that your Manager intends to rely on the exemption from registration as a broker-dealer provided by Rule 3a4-1 of the Exchange Act. Please explain the role of the Manager in the offering process. For example, tell us what activities the Manager will engage in, including written and/or oral communications. Please also tell us if the Manager will receive any commission or other transaction based compensation in connection with its role in the offering process.

As stated in Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), “the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of [Rule 3a4-1]… While Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer.”

Here, the offering of the Company’s securities will be conducted solely by the Company through the activities of its Manager, which in turn is managed by Building Bits Holdings, LLC, and its associated persons. The Company anticipates that its Manager will perform the following activities: filing materials with the Commission, soliciting investments through the BuildingBits Platform, accepting investment subscriptions, responding to investor inquiries, issuing Common Bits. Neither the Manager nor any associated person of the Manager or Building Bits Holdings, LLC will receive any commission or transaction-based compensation for these efforts.

Risk Factors

By purchasing Bits in this offering, investors are bound .. . . , page 13

7. Please expand this disclosure to highlight that an exclusive forum provision may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. Please also revise your “Securities Being Offered” discussion to explain the reasons why management adopted the exclusive forum provision.

The risk factor disclosure has been amended to reflect this limitation on investors’ ability to bring claims. Additionally, the “Securities Being Offered” disclosure has been amended to discuss the forum selection provision.

Plan of Distribution and Selling Securityholders, page 16

8. Your statement explaining how long the offering will remain open appears to be inconsistent with subsequent disclosure outlining the funding milestones contained in your Purchase and Sale Agreements. Please revise to reconcile your disclosures.

The disclosure has been amended to reconcile the disclosures.

9. We note your intended use of Provident Trust Group, LLC as escrow agent. To the extent you plan on using broker-dealers, please further revise to include disclosure consistent with Exchange Act Rule 15c2-4(b)(2), including that all funds shall be promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.

The disclosure has been amended to more closely follow the requirements of Exchange Act Rule 15c2-4(b)(2) in accordance with the role of Provident Trust Group in this offering.

10. As noted in comment 6 of our letter dated September 28, 2017, please revise to include disclosure consistent with Exchange Act Rule 10b-9, including that all or a specified part of the consideration paid for such security will be promptly returned to the purchaser unless (i) a specified number of units of the security are sold at a specified price within a specified time, and (ii) the total amount due to the seller is received by him by a specified date.

The disclosure has been amended to more closely follow the requirements of Exchange Act Rule 10b-9 when describing the minimum offering requirements and escrow of funds.

11. We note your revisions in response to comment 9 of our letter dated September 28, 2017. Please tell us how investors access, communicate with other users about resale of their Bits, and “use messaging functions to communicate regarding bids for the purchase of Common bits or asks for the sale of Common Bits” on the BuildingBits Platform. Please explain what the BuildingBits Platform displays to its users and whether you anticipate that any of these users will be broker-dealers. Please also explain how the communication tools provided on the BuildingBits Platform allow buyers and sellers to come to terms of a trade.

Like any securities bulletin board, we intend for buyers and sellers of Bits engaging in secondary offers and sales to use the BuildingBits Platform to communicate that interest. Following the end of an initial issuance of the class of Bits, we intend for holders of Bits to be able to post on a BuildingBits Platform message board the number of Bits they are interested in selling, the class of Bit, and the asking price. Prospective secondary purchasers would be able to post on a message board their interest in a particular class of Bit, the number of Bits requested, and the price they are willing to pay per Bit. Interested counterparties would be able to reply to those posts on the message board and come to agreement on the terms of a secondary transaction through that means. The ability to post on the message board will be limited to persons who have created accounts on the BuildingBits Platform. The ability to create accounts will be limited to persons who are the beneficial owners of the Bits and not to securities intermediaries.

12. We reissue comment 10 of our letter dated September 28, 2017. Please advise whether bids and asks displayed on the BuildingBits Platform will be “firm” indications of a willingness to buy or sell the security.

Following a discussion with Staff from the Commission’s Division of Trading and Markets, it was determined that the bids and asks displayed on the BuildingBits Platform will not be firm indications of a willingness to buy or sell the particular class of Bits. As such, no “orders” will be made through the BuildingBits Platform and the BuildingBits Platform does not meet the requirements of “a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange,” under Rule 3b-16 of the Securities Exchange Act.

Property Description and Use of Proceeds, page 19

13. Please address the following with respect to the 2018 Projected Cap Rates included in this section:

•	Please clarify for us whether you expect to incur any operating expenses with respect to the Williamsport Xfinity and the Shenandoah Sleep Number properties.
•	With respect to the Maplewood AT&T Property, please tell us how you arrived at the projected 2018 NOI and tell us how the projected NOI compares to the annualized actual amounts derived from the unaudited statement of revenues and expenses provided elsewhere in your filing. Please explain any significant variances between annualized actual amounts and projected amounts in your response.
•	It does not appear that there are any executed leases in place for the Hollywood 12 Apartments Property. As such, please provide us with your basis for projecting a 5.16% 2018 cap rate.

The Company does not expect to incur any operating expenses with respect to the Williamsport Xfinity or the Shenandoah Sleep Number properties. The disclosure has been amended to reflect that the tenants will be responsible for the full amount of those expenses as components of the additional rent to be charged to the tenants by the landlord.

With regard to the Maplewood AT&T Property, the Company determined its 2018 projected NOI of $236,775 as the annual Fixed Rent is $236,775 and all operating expenses are to be reimbursed by the tenant. The unaudited statement’s Rent Income includes November and December’s Fixed Rent ($19,971.25 x 2) & Additional Rent in the amount of $10,456.5. Also included in the statement is the annual insurance expense, and repairs and maintenance expense, which are reimbursable expenses. Additionally, the unaudited statement’s expenses include bank services charges and professional fees which the Company does not anticipate incurring at the property level.

With regard to the Hollywood 12 Property, the Commission is correct that there are no current leases or tenants for the property. The Company has amended the disclosure to reflect the projected cap rate to be for 2019, the first full year in which apartments will be leased.

14. We note your disclosure on pages 22 and 33 regarding the Moody’s credit ratings relating to the tenants of the Williamsport Xfinity Property and the Maplewood AT&T Property. Please provide a consent by the credit rating agency or provide your analysis as to why a consent is not required. Refer to Securities Act Rules Compliance and Disclosure Interpretations 233.04 and 233.05. Please also balance your presentation of the parent company’s credit rating, or reference to a public parent company, to highlight the extent to which the parent company is, or is not, liable under the terms of the lease.

The credit rating information has been removed from the disclosure.

15. On page 49 you explain that you will reimburse your Manager for certain organization and offering expenses. Please update your use of proceeds tables to include the estimated organization and offering expenses.

The reimbursement amounts have been included in the offering expenses and use of proceeds.

Securities Being Offered, page 52

16. When explaining the manner in which distributions are determined, you state that any profits or losses of the respective Property LLC then available for distribution are issued to the Company. The Distribution provisions in Section 4.2 of the Property LLC’s Operating Agreement and Section 4.1 of the issuer’s Operating Agreement appear to give discretion to the Member in terms of making distributions. Please clarify if the distribution of funds “available for distribution” is discretionary. To the extent distributions are discretionary please ensure this is clear on the cover page and throughout the offering circular.

The disclosure has been amended to clarify the discretion provided to the Manager to determine whether to make cash distributions.

Statement of Revenues and Expenses — Tax Basis, page 73

17. We note your inclusion of Maplewood Partner’s unaudited statement of revenues and expenses, prepared on a tax basis of accounting. Please tell us why you believe that this financial statement complies with the requirements of Rule 8-06 of Regulation S-X.

The unaudited income statement of Maplewood Partners LLC has been reevaluated and is now presented in accordance with generally accepted accounting principles in compliance with Rule 8-06 of Regulation S-X.

The Company and its accountants determined that the guidance provided the Commission’s Financial Reporting Manual in Section 2330.8 is applicable to the current situation. That section provides:

If a registrant acquires an operating property with a rental history of more than three months but less than nine months, the financial statements may be presented on an unaudited basis.

Here, the rental history is currently less than nine months. It is certainly less than nine months at year-end 2017, which would be the statements required in this offering statement. The Company understands that interim financial statements as of June 30, 2018 will be required as part of the special financial report to be filed following qualification of this offering statement.

Exhibits

18. Please file material leases as exhibits or tell us why you believe filing is not required. See generally Item 601(b)(10)(ii) of Regulation S-K.

The Company has relied on the instructions provided in paragraphs 6(a) and 6(b) of Item 17 of the Form 1-A instructions. Specifically, paragraph 6(a) provides that "[o]nly contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest." Here, the Company has not yet succeeded in interest to the lease contracts. Paragraph 6(b) provides that "any material lease under which a part of the property described in the offering statement is held by the issuer." Again, the properties are not yet held by the Company and the Company is not party to the lease agreements. As such the lease agreements should not be required.

When considering Item 601(b)(10)(ii) of Regulation S-K, which is not applicable to companies seeking qualification under Regulation A, the leases would still not be required. Item 601(b)(10)(ii)(D) provides that, “[a]ny material lease under which a part of the property described in the registration statement or report is held by the registrant”. Just as above, the properties are not yet held by the Company and the Company is not party to the lease agreements, making their inclusion in the offering statement not required.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Alexander Aginsky

Chief Executive Officer

BuildingBits Asset Management, LLC

425 NW 10th Avenue, Suite 306

Portland, OR 97209